FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-237643

1ST FRANKLIN FINANCIAL CORPORATION
$189,290,063 SENIOR DEMAND NOTES
_________________________________________________
1st Franklin Financial Corporation (the "Company" or "1st Franklin") is offering to sell Senior Demand Notes on a continuous basis. The Senior Demand Notes will have the following principal terms and features:
•General: The Senior Demand Notes will be senior, unsecured obligations of the Company and will be issued under an Indenture, as amended, between us and U.S. Bank Trust Company, National Association, as Trustee.
•Principal amount: The principal amount of each Senior Demand Note held by an investor at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued and unpaid interest, less redemptions.
•Denominations: Senior Demand Notes will be issued and sold in initial denominations of $25.00 or more, and in any amounts thereafter.
•Redemption: Senior Demand Notes will be payable or redeemable at any time upon request. We will honor partial redemption requests for redemption so long as the remaining outstanding balance is at least $1.00. In certain instances, a holder of Senior Demand Notes will be able to redeem all or a part of the holder's Senior Demand Notes by writing drafts against such balances.
•Interest rate: The interest rate payable on Senior Demand Notes will be a variable rate, compounded daily, and will depend upon a holder’s then-current daily balance of Senior Demand Notes. We may establish, in our discretion, separate interest rates for Senior Demand Notes with daily balances from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.
oWhen an interest rate is established for a range of balances, it will become effective for and applied to all Senior Demand Notes with a current daily balance within that range, whether existing or newly issued. These interest rates may be the same or different for each range of balances, and we may increase or decrease the interest rate for any range independently of the others without notice after the date of investment. A holder of Senior Demand Notes will not be expressly notified of changes in any applicable interest rate; then-current interest rates will be available by calling or visiting our executive offices, and on our website.
•Maturity: The Senior Demand Notes will have no stated maturity. They will be payable in whole or in part at any time upon the request of a holder, and will be callable by the Company upon written notice at any time without premium.
We will publish the most recently determined and then applicable interest rate for each balance range in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business, and on our web site at http://www.1ffc.com. The information on our website is not a part of, or incorporated by reference into, this prospectus. You can also obtain a list of the most recently determined interest rates by calling or visiting our executive offices in Toccoa, Georgia. A prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.
We are offering the Senior Demand Notes on a continuous basis, until such time as all of the Senior Demand Notes being offered hereunder have been sold, or until the registration statement relating hereto ceases to be effective with the SEC. The Senior Demand Notes will be offered directly to the public by us, without an underwriter. We cannot assure you that all or any portion of the Senior Demand Notes we are offering will be sold. We do not have to sell any minimum amount of Senior Demand Notes to accept and use the proceeds of this offering. Proceeds from the sale of the Senior Demand Notes will be placed in our general treasury when received. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. Therefore, you cannot be guaranteed of the return of your investment. The Senior Demand Notes are not and will not be listed on any securities exchange and there is no and will be no public trading market for the Senior Demand Notes. We have the right to reject any subscription for Senior Demand Notes, in whole or in part, for any reason.
You should carefully read this prospectus and any applicable prospectus supplement, including the information incorporated by reference, before you decide whether to invest in Senior Demand Notes.
Investing in Senior Demand Notes involves risks. See “Risk Factors” beginning on page 5 for a description of these risks.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Demand Notes, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK. THE SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.
The Trustee has not provided or approved any information in this prospectus, takes no responsibility for any information contained in this prospectus and makes no representations as to the contents of this prospectus.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Company (2)
Per Senior Demand Note	100%	None	100%
Total	$189,290,063	None	$189,290,063

(1)    The Senior Demand Notes are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale. The Senior Demand Notes will be sold at face value.
(2)    Before deduction of our expenses, estimated at $80,600.
THE DATE OF THIS PROSPECTUS IS NOVEMBER 22, 2022

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement.  We have not authorized anyone to provide you with any different information. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than as of the date of this prospectus, the applicable prospectus supplement or the date the documents incorporated by reference were filed with the SEC.  We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	7
USE OF PROCEEDS	8
PLAN OF DISTRIBUTION	9
FORWARD-LOOKING INFORMATION	9
DESCRIPTION OF THE DEBENTURES	10
LEGAL MATTERS	15
EXPERTS	15
WHERE YOU CAN FIND MORE INFORMATION	15
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	15
REPORTS TO SECURITY HOLDERS	16

PROSPECTUS SUMMARY

The following summary highlights some of the information in, or incorporated by reference into, this prospectus and may not contain all of the information that may be important to you. Before deciding whether to invest in Senior Demand Notes, you should carefully read this entire prospectus and any applicable prospectus supplement, and the information that is incorporated by reference herein and therein.
1st FRANKLIN FINANCIAL CORPORATION
1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending activities include the purchase of sales finance contracts from dealers and the making of first and second mortgage loans on real estate to homeowners. As of September 30, 2022, our business was operated through a network of 336 branch offices located in Alabama, Georgia, Kentucky, Louisiana, Mississippi, South Carolina, Tennessee and Texas.
We fund our loans through a combination of the issuance of short and longer-term debt securities, including Senior Demand Notes and our Variable Rate Subordinated Debentures, as well as with borrowings from time to time under our revolving credit facility. Our credit facility provides for secured borrowings of up to $230.0 million, or a lesser amount as determined based on our then-applicable borrowing base (as defined in our credit agreement). As of September 30, 2022, we had $172.6 million in availability under our credit facility. Borrowings against the credit facility at September 30, 2022 were $57.4 million. This credit facility matures on February 28, 2025, unless extended.
We also offer optional credit insurance coverage to our customers when making a loan. This coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid, or they may request credit accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. Customers may also choose credit property coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance products as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.
1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK. THE SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.
Our principal executive offices are located at 135 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709.
SUMMARY DESCRIPTION OF THE SENIOR DEMAND NOTES

Securities Offered	We are offering to sell up to $700,000,000 in aggregate principal amount of our Senior Demand Notes.
Denominations	Senior Demand Notes will be issued and sold in initial denominations of $25.00 or more, and in any amounts thereafter.
Principal Amount	The principal amount of each Senior Demand Note held by an investor at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.

Maturity	Senior Demand Notes will have no stated maturity. They will be payable upon demand of the holder.
Interest Rate	The interest rate will be a variable rate, compounded daily and set from time to time by us. The interest rate may be, but is not required to be, different for each range of balances of Senior Demand Notes. The interest rate may vary based on the holder’s daily balance of his/her Senior Demand Notes within the following ranges: $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.
Compound Interest	Interest is compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Effective Annual Rates
	1.00%	1.01%
	1.25	1.26
	1.50	1.51
	1.75	1.77
	2.00	2.02
	2.25	2.28
	2.50	2.53

	These are only examples of interest rates. The actual rate of interest payable on a Senior Demand Note may differ, and may be higher or lower, depending on the balance thereof and the rates determined by us, in our discretion, from time to time.
Interest Rate Adjustment	The interest rate may be, but is not required to be, different for each range of balances of Senior Demand Notes. When we periodically establish an interest rate for a range of balances, it becomes effective for all Senior Demand Notes in that range of balances, whether existing or newly issued. The interest rate on a Senior Demand Note may also change if the daily current balance of Senior Demand Notes owned by a holder changes to a different range of balances.
Notification of Interest Rate Adjustment	A holder of Senior Demand Notes will not be expressly notified of changes in any applicable interest rate; then-current interest rates will be available by calling or visiting our executive offices, or on our website. We will also publish the most recently determined and then applicable interest rate for each balance range in a newspaper of general circulation in Toccoa, Georgia. We will also file a notice of any interest rate change with the SEC in a prospectus supplement, as appropriate.
Redemption by Holder	Senior Demand Notes are payable or redeemable at any time upon request. We will honor partial redemption requests so long as the remaining outstanding balance is at least $1.00. Redemptions can be requested in person, fax or by mail at our executive office, by electronic means or by use of the draft redemption option described below.
Draft Redemption Option	In certain instances, a holder of Senior Demand Notes can redeem all or a part of his or her Senior Demand Notes by writing drafts against such balance.

Minimum Balance Requirement to Utilize Draft Redemption Option	The draft redemption option is only available to holders of Senior Demand Notes who maintain a minimum balance invested with us (in Senior Demand Notes or otherwise) of $500.00. If and when a holder’s aggregate balance falls below $500.00, that holder's draft writing privileges may be suspended.
Draft Writing and Senior Demand Note Redemptions	Drafts may be written in any amount and made payable to anyone, subject to the minimum balance limitation. Each honored draft is considered to be a Senior Demand Note redemption in an amount equal to that paid by the draft.
Withdrawals that Exceed the Senior Demand Note Balance or Would Reduce the Aggregate Invested Balance Below $500.00	If a withdrawal is presented to us for payment and it either exceeds the balance of a holder’s Senior Demand Notes or would reduce the holder’s aggregate invested balance with us below $500.00, it may be returned unpaid. If this occurs, the holder may be assessed a return charge.
Redemption by 1st Franklin	1st Franklin may redeem the Senior Demand Notes at any time upon at least 30, but not more than 60, days’ written notice to the holder for a price equal to the principal amount of the Senior Demand Notes to be redeemed plus accrued and unpaid interest up to, but not including, the date of redemption.
Form of Investment	Senior Demand Notes may be purchased by cash, check or electronic transfer.
Trustee	Senior Demand Notes will be issued under an Indenture between us and U.S. Bank Trust Company, National Association, as Trustee.

RISK FACTORS
Investing in the Senior Demand Notes involves risks. You should carefully consider the risks described below, as well as the risk factors relating to the Company included and discussed in our annual report on Form 10-K for the year ended December 31, 2021, which is incorporated herein by reference, before deciding whether to invest in Senior Demand Notes. If any of the situations described in any of these risks actually occur, or if any risks or uncertainties not presently known to us arises or occurs, our business, financial condition or results of operations could be materially adversely affected. In any of these events, you may lose part or all of your investment.
RISK FACTORS RELATING TO THE SENIOR DEMAND NOTES
The Senior Demand Notes may not be a suitable investment for you.
The Senior Demand Notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional advisors prior to deciding whether to invest in Senior Demand Notes. The characteristics of the Senior Demand Notes, including features such as the variable interest rate and our ability to call the Senior Demand Notes, may not satisfy your investment objectives. The Senior Demand Notes also may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Before deciding whether to invest in Senior Demand Notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the Senior Demand Notes in relation to your other investment holdings and the diversity of those holdings.
Because the Senior Demand Notes will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Senior Demand Notes if we do not have the necessary liquidity to pay amounts due under the Senior Demand Notes.
There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Senior Demand Notes. The Senior Demand Notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Senior Demand Notes. The Senior Demand Notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency. Therefore, if you invest in the Senior Demand Notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the Senior Demand Notes, then you may lose all or part of your investment.
The Senior Demand Notes will be effectively subordinated to our secured indebtedness.
The Senior Demand Notes will be unsecured, and therefore will be effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness. The Senior Demand Notes do not place any restrictions on our ability to incur any secured indebtedness. In the event we become subject to a bankruptcy, liquidation, dissolution, reorganization or similar preceding, the holders of any secured indebtedness would be entitled to proceed against the collateral that secures the secured indebtedness, and that collateral, to the extent not sufficient to provide for the repayment of all such secured indebtedness may not be available for satisfaction of any amounts owed under the Senior Demand Notes.
We could incur significant additional indebtedness that is secured or equal in priority with respect to the right of repayment to the Senior Demand Notes, which could impair our ability to repay the Senior Demand Notes may be impaired.
As of September 30, 2022 there was $57.4 million outstanding on our credit line facility on a secured basis with a higher priority with respect to right of repayment to the Senior Demand Notes. We had an additional $623.8 million in other indebtedness outstanding as of September 30, 2022 that was equal in priority with respect to the right of repayment to the Senior Demand Notes. Subject to any limitations that may be contained in any credit agreements or indentures that we may be party to from time to time, we may also incur substantial additional indebtedness, some or all of which may be secured by our assets. This indebtedness may be secured or be equal in payment preference to the Senior Demand Notes. If we incur additional indebtedness, it may become more difficult to meet our repayment obligations, and the risks to holders of Senior Demand Notes could increase.

Our management has broad discretion over the use of proceeds from this offering.
We will place the proceeds from this offering of Senior Demand Notes, when received, in our general treasury. We expect to use the proceeds from this offering for general corporate purposes, which may include the repayment of indebtedness under any credit facility to which we are, or become, a party, or our variable rate senior and subordinated debt incurred from time to time, as any of it becomes due. Because no specific allocation of the proceeds can be or has been made, our management will have broad discretion in determining how the proceeds of this offering will be used.
Because there are only limited restrictions on our activities under the Indenture governing the Senior Demand Notes, you will have only limited protections under the Indenture.
In comparison to the restrictive covenants that are imposed on us by our existing credit agreement and that we expect would be imposed on us by any replacement credit facility we may enter into in the future, the Indenture that governs the Senior Demand Notes contains only relatively minimal restrictions on our activities. In addition, the Indenture contains only limited events of default other than our failure to timely pay principal and interest on the Senior Demand Notes. Because there are only very limited restrictions and limited events of default under the Indenture, we will not be restricted thereunder from, among other activities, issuing additional debt that may be secured or share ratably in right of repayment to the Senior Demand Notes. In either event, you may have more difficulty recovering part or all of your investment. Further, if we default on any payment on the Senior Demand Notes or otherwise under the Indenture, you will likely have to rely on the Trustee to exercise remedies on your behalf under the terms of the Indenture. You may not be able to seek remedies against us directly.
Because we may redeem the Senior Demand Notes at any time, you may be subject to reinvestment risk.
We have the right to redeem any Senior Demand Note at any time upon at least 30 days’ written notice to you. The Senior Demand Notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to, but not including, the redemption date. Any such redemption may have the effect of reducing the income or return on investment that you would otherwise expect to receive on an investment in the Senior Demand Notes. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Senior Demand Notes.
No public market exists in which to transfer Senior Demand Notes.
An investor may redeem any or all of his or her Senior Demand Notes as described in this prospectus. However, no public trading or secondary market for the Senior Demand Notes currently exists, or ever will exist, and, consequently, there is no public market to provide liquidity for any sale or transfer of, or to provide any valuation to help investors evaluate the appropriateness of the interest rates offered in light of the risks to be assumed in connection with an investment in the Senior Demand Notes.

USE OF PROCEEDS
We do not have to sell any minimum amount of Senior Demand Notes to accept or use the proceeds from this offering. Net proceeds from sales of the Senior Demand Notes, after payment of applicable expenses, will be placed in our general treasury. No segregation of proceeds will be made, and we expect to use the net proceeds for general corporate purposes, which may include the repayment of indebtedness under any credit facility to which we are, or become, a party, or the repayment or redemption from time to time of outstanding senior or subordinated debt securities as those securities mature or as such debtholders otherwise request redemption. Our senior debt includes amounts that may be outstanding from time to time under our secured revolving credit facility (which may include any replacement facility). Our senior debt securities include our Senior Demand Notes and Commercial Paper. Our subordinated debt securities are Variable Rate Subordinated Debentures, which are offered and sold from time to time in varying principal amounts and at various interest rates. We cannot presently estimate the amount of proceeds that will be used to make mandatory redemption payments, as this will vary depending upon, among other things, the amount of any securities outstanding, the maturity dates and applicable interest rates, which vary from time to time, and related investor decisions outside of our control. Any proceeds not used for redemptions or repayments as described above may be used to make consumer finance loans in the ordinary course of our business, to repay interest or principal on bank borrowings outstanding at any time, to repay other debts outstanding as those amounts come due, and for other general operating purposes.

PLAN OF DISTRIBUTION
We are offering the Senior Demand Notes on a continuous basis, until such time as all of the Senior Demand Notes being offered herein have been sold, or until the registration statement relating hereto ceases to be effective. The Senior Demand Notes will be offered directly to the public by us without any underwriter. No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Senior Demand Notes. All proceeds from sales of Senior Demand Notes will be placed in our general treasury as sales are made, with no minimum sales requirement, as described in the “Use of Proceeds” section of this prospectus. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by us.
There is no assurance that any or all of the Senior Demand Notes offered by this prospectus will be sold. This offering, however, is not made contingent upon any minimum amount of Senior Demand Notes being sold.
The Senior Demand Notes will only be offered, sold and redeemed at our executive offices located at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577. The telephone number is (706) 886-7571 or (800) 282-0709.
FORWARD-LOOKING INFORMATION
This prospectus, and the information incorporated by reference in it, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such factors include, but are not limited to, the known risks we face that are described in the “Risk Factors” section of this prospectus and in our annual report on Form 10-K for the year ended December 31, 2021, which is incorporated by reference in this prospectus, and as otherwise may be described in our periodic reports that we file with the SEC from time to time. If any of the events described in the “Risk Factors” section or included elsewhere or incorporated by reference into this prospectus occur, they could impact our ability to pay the interest and principal on the Senior Demand Notes, as well as have a material adverse effect on our business, financial condition and results of operations. We undertake no obligation to update any forward-looking statements, except as may be required by law.

DESCRIPTION OF THE SENIOR DEMAND NOTES
General
The Senior Demand Notes we are offering will be senior, unsecured debt obligations of 1st Franklin. The Senior Demand Notes will be issued under an Indenture, dated as of April 3, 2008, between us and U.S. Bank Trust Company, National Association, as Trustee. The terms and conditions of the Senior Demand Notes include those set out in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the Senior Demand Notes and the Indenture. For a complete understanding of the Senior Demand Notes, you should review the definitive terms and conditions contained in the Senior Demand Notes and the Indenture, which include definitions of certain terms used below. A copy of the forms of Senior Demand Notes and Indenture have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and are available from us at no charge upon request.
The Senior Demand Notes will be direct obligations of 1st Franklin, but will not be secured by any collateral or lien. The Senior Demand Notes will be identical except for the issue date and interest rate. The Senior Demand Notes have no stated maturity, will not be subject to any sinking fund and will be payable or redeemable at the option of the holder thereof at any time as described below. The Senior Demand Notes will rank equally and ratably with all of our other senior, unsecured indebtedness.
1st Franklin Financial Corporation ("1FFC") is not a bank. All investments offered by 1FFC are not bank deposits or obligations, are not insured by the FDIC or any other Federal or State governmental agency and are not guaranteed by a depository institution. All investment products are subject to loss.
Sale and Issuance
All funds you invest in Senior Demand Notes, together with all accrued interest, and any redemptions, will be recorded on a register maintained by us or the Trustee. We will act as registrar and paying agent unless otherwise designated.
Senior Demand Notes will be issued and sold in initial denominations of $25.00 or more, and in any amounts thereafter, and will be dated the date of purchase. We may, at our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Senior Demand Notes at any one time.
Principal Amount
The principal amount of each Senior Demand Note held by an investor at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.
Interest
The interest rate payable on any Senior Demand Note will be a variable rate, compounded daily. We may establish, from time to time, separate interest rates for the following ranges: from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. Interest rate determinations are made by management after evaluation of market conditions for investments with similar characteristics, such as investment amount, redemption rights and risk profile. When an interest rate is established for any range of balances, it will become effective for and applied to all Senior Demand Notes within that range, whether existing or newly issued. These interest rates may, but are not required to be, different for each range of balances, and we may increase or decrease the interest rate for any range independently of the others without express notice to holders after the date of investment. The interest rate on any Senior Demand Note may also change if the daily balance of that Senior Demand Note changes to a different range of balances.
A holder of Senior Demand Notes will not be expressly notified of changes from time to time in the interest rates. The current interest rates being paid on the Senior Demand Notes at any time may be obtained by calling or visiting our executive offices or by visiting our website at http://www.1ffc.com. The information on our website is not a part of, or incorporated by reference into, this prospectus. We will also publish the most recently determined and then applicable interest rate for each balance range weekly in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business. We will also file a notice of any interest rate change with the SEC in a supplement to this prospectus, as appropriate.

How to Invest
General. You may invest in Senior Demand Notes during normal business hours at our executive offices in Toccoa, Georgia, by cash, check or electronic transfer. Each investment in Senior Demand Notes must be accompanied by properly completed investment documentation. The minimum initial amount which you may invest is $25.00. There is no required minimum amount for subsequent investments. All investments must be made in U.S. dollars. Investments in Senior Demand Notes may be made individually, jointly or as custodial or trust investments and may be made by individuals, corporations, partnerships, firms or associations, provided that in each case the investor meets certain requirements.
Investments by Cash. You may invest in Senior Demand Notes by delivering cash to us at our executive offices located at 135 East Tugalo Street, Toccoa, Georgia 30577.
Investments by Check. You may invest in Senior Demand Notes by check delivered to our executive offices located at 135 East Tugalo Street, Toccoa, Georgia 30577. Checks must be drawn in U.S. dollars on a U.S. bank.
Investments by Electronic Transfer. You may invest in Senior Demand Notes by wire transfer or automated clearing house transfer of funds to 1st Franklin Financial Corporation’s account at South State Bank. For all investments through these electronic transfers, the transfer instructions must include the name “1st Franklin Financial Corporation, Senior Demand Notes” and your name, address, and investment number.
Investments in Senior Demand Notes made with cash begin to accrue interest as of the date the investment is made at our executive offices. Investments made by check begin to accrue interest the first business day after the date of receipt at our executive offices. Investments made by electronic transfer will be invested in Senior Demand Notes, and will begin accruing interest, on the day credited to the account of 1st Franklin Financial Corporation.
Transferring funds electronically by means other than wire transfer or automated clearing house transfer may result in a delay in crediting the investment to your Senior Demand Note investment account. Neither we nor South State Bank will be responsible for delays in funds transfer systems.
We reserve the right to reject any investment application and return the funds to a potential investor for any reason, including if any investments are not preceded or accompanied by documentation satisfactory to us to establish that the potential investor meets any applicable eligibility criteria. Copies of this documentation are available at our executive offices, or you can request that it be sent to you by calling us at (706) 886-7571 or (800) 282-0709.
Redemption by the Holder
Subject to any limitations described in “Subordination” below, we will redeem any Senior Demand Notes upon request of a holder in an amount up to the outstanding principal balance plus any unpaid interest at the time of redemption. We will also make partial redemptions as long as the balance remaining on any Senior Demand Notes is at least $1.00. All redemption requests must be made either in person, by fax, by mail, or by electronic means to, our executive offices or by the draft redemption option as described below. Redemption requests made in person or by mail must be accompanied by properly completed documentation.
Draft and Electronic Redemption Options
At the option of a holder of Senior Demand Notes, the holder may redeem Senior Demand Notes by writing drafts, or by electronic means, drawn against the holder’s Senior Demand Note balance and payable through South State Bank. The draft and electronic redemption options are available only to those persons who maintain a minimum investment balance with us of $500.00 or more. This investment may be maintained in Senior Demand Notes and/or any other of our debt securities. If at any time this minimum balance declines to less than $500.00, all draft writing and electronic redemption privileges and other services related to these redemption options may be immediately suspended by us until the balance again equals or exceeds $500.00.
A Senior Demand Note holder who elects the draft redemption option will receive an initial supply of blank drafts from us at no charge. Permanent drafts may be purchased by the holder at his expense from a check supplier of the holder’s choice. Drafts may be used at any time and made payable to anyone for any amount, subject to the $500.00 minimum invested balance requirement. Each draft is considered to be a Senior Demand Note redemption in an amount equal to the amount of the draft paid. Subject to a service charge, a holder may stop payment on a draft by timely notifying us in writing, but we will not be liable for any failure to stop any payment. Any Senior Demand Note holder may stop payment on an electronic redemption by timely notifying us in writing, but we will not be liable for any failure to stop any payment.

Drafts or electronic redemptions which are presented to us for payment and which exceed the holder’s Senior Demand Note balance or which would reduce that holder’s minimum balance below $500.00 may be returned unpaid by us, and the holder may be assessed a service fee.
A Senior Demand Note holder who elects the draft redemption option also has the option to enter into a separate Overdraft Protection Agreement, Security Agreement and Assignment. Under this agreement, a holder of Senior Demand Notes assigns debt securities to us as collateral for overdraft payments. We will then pay any overdrafts to the extent of the protection amount set out in this agreement. This agreement contains customary fees for this service. Amounts paid by us under this agreement are loans and are subject to repayment with interest, as well as other finance charges described in such agreement.
To use the draft redemption option, a holder must enter into a Senior Demand Note Draft Redemption Agreement with us. This agreement sets forth the provisions and charges associated with the draft redemption option. A copy of this agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and is available from us at no charge upon request. Either the Senior Demand Note holder or the Company may terminate this agreement at any time. Additionally, any of the terms of this agreement may be amended by us upon 30 days’ prior written notice. Upon termination of this agreement, a Senior Demand Note holder may continue to redeem Senior Demand Notes in person or by fax, electronic means or mail as provided above without penalty. The Senior Demand Note holder, however, will remain liable for any unpaid drafts or other charges in connection with this agreement.
If Senior Demand Notes are held jointly by more than one owner, only one holder whose name appears on the investment register must sign a redemption draft unless otherwise specified on the investment application or subsequent written request and so indicated on the drafts. The amount of the Senior Demand Notes to be redeemed by draft will continue accruing interest until the redemption draft is presented for payment.
The draft and electronic redemption options are optional redemption methods for redeeming Senior Demand Notes. See “Redemption by the Holder.” These options are strictly at the request of the holder and do not change any of the terms or provisions of the Senior Demand Notes as described herein. The Senior Demand Notes, including those redeemed under these options, are not bank deposits or bank obligations and are not insured by the FDIC, the SIPC, or any other federal or state agency.
Redemption by the Company
We can call the Senior Demand Notes as a whole, or individually, for redemption at any time at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption. Notice of such redemption will be given by mail to the holder not less than 30 nor more than 60 days prior to the date fixed for redemption.
Account Fees and Charges
Any fees and expenses associated with the Senior Demand Notes, and the draft redemption option, will be deducted from a Senior Demand Note holder’s balance and will be treated as a redemption of the corresponding amount of Senior Demand Notes. Any fees and charges will appear on the appropriate account statement. See “Statements to Holders”.
Statements to Holders
Either we or the Trustee will maintain a register of each holder’s investments in Senior Demand Notes. We will maintain the register unless otherwise designated. The principal amount of each Senior Demand Note at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions. We will send to each holder, at least quarterly by mail or electronically, a statement showing the holder’s Senior Demand Note balance as it appears on our books. Such statement will contain a summary of all transactions relating to that holder’s Senior Demand Notes during the applicable period, including beginning and ending aggregate principal amounts, accrued interest and redemptions. Holders who have elected to use the Draft Redemption Option will receive a monthly statement by mail or electronically listing all drafts paid during the month and setting forth draft numbers, amounts, dates of payments and any other transactions, such as additional investments, interest earned and service charges which were posted to the holder's account during the month.
Canceled drafts are not returned to the holder. Investors may request laser image copies of canceled drafts to be included with their monthly statements for a nominal fee. Copies and/or laser stored images of canceled drafts will be retained by us and, upon payment of any applicable copy charge, a holder may obtain a copy of any individual draft at any time.

Subordination
Payment of the principal and interest on the Senior Demand Notes will be subordinate in right of payment to all of our secured debt to the extent of the value of the assets securing such indebtedness outstanding at any time. The term “secured debt” means all of our indebtedness outstanding at any time that by its terms is secured by various assets. At September 30, 2022 we had $57.6 million in secured debt outstanding. The Indenture does not restrict our right to incur additional secured debt in the future. No sinking fund will be established to provide for payments on the Senior Demand Notes.
In the event that the Senior Demand Notes are declared due and payable because of a default under the Indenture, a holder of a Senior Demand Note will be entitled to payment only after all principal and interest on all secured debt has been paid, to the extent of the value of the assets securing such indebtedness. Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any secured debt would be entitled to receive payment in full of all principal and interest due to them, to the extent of the value of the assets securing such indebtedness, before the holders of the Senior Demand Notes would be entitled to receive any payments.
Indenture and Trustee
The Senior Demand Notes will be issued under an Indenture, dated April 3, 2008, between us and U.S. Bank Trust Company, National Association, as Trustee. A copy of this Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and statements in this prospectus relating to the Senior Demand Notes are subject to the detailed provisions of the Indenture. Whenever any particular section of the Indenture or any term used in it is referred to, the statement in connection with which such reference is made is qualified in its entirety by such reference.
Restrictions on Additional Debt
There are no restrictions in the Indenture against the issuance of additional securities or the incurrence of additional debt, including other senior debt or secured obligations.
Successors
The Indenture generally permits a consolidation or merger between us and another entity. It also permits the transfer or lease by us of all or substantially all of our assets. These transactions are permitted if:
•the resulting or acquiring entity, if other than us, is a corporation and assumes all of our responsibilities and liabilities under the Senior Demand Notes and the Indenture; and
•immediately after the transaction, and giving effect to the transaction, no event of default under the Indenture exists.
Modification of the Indenture
The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of Senior Demand Notes, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of such Senior Demand Notes; provided, however, that no such supplemental indenture can do any of the following without the consent of each holder so affected:
•reduce the principal amount or change the demand payment nature of any Senior Demand Note;
•reduce the amount of Senior Demand Notes whose holders must consent to an amendment; or
•make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Senior Demand Notes.

We, along with the Trustee, may amend the Indenture without the consent of the holders of the Senior Demand Notes to cure any ambiguity, defect or inconsistency, to make any change that does not adversely affect the rights of any holder, or to comply with requirements of the SEC.
Events of Default and Notice Thereof
An event of default is generally defined by the Indenture to mean any of the following:
•the Company’s failure to pay principal or interest on any Senior Demand Note upon a request for redemption therefor, which failure continues for 30 days;
•the Company’s failure to comply with any of its covenants or obligations contained in the Indenture or the Senior Demand Notes and, after notice thereof from the Trustee or holders of at least 25% in principal amount of the Senior Demand Notes, such failure continues for 60 days;
•the occurrence of certain events of bankruptcy, insolvency or reorganization.
The Indenture provides that the Trustee will, within 90 days after the occurrence of any default that is continuing and known to the Trustee, give the registered holders of Senior Demand Notes notice thereof, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that withholding such notice is in the interest of those holders.
Rights on Default
The Trustee, by notice to the Company, or the holders of at least 25% in principal amount of Senior Demand Notes, by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all Senior Demand Notes due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of Senior Demand Notes may waive any default and rescind such declaration if the default is cured within the 30 day period thereafter, except a default in the payment of the principal of or interest on any Senior Demand Note. The holders of a majority of the outstanding principal amount of the Senior Demand Notes may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Senior Demand Notes or would involve the Trustee in personal liability. Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Senior Demand Notes and during that 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee a satisfactory indemnity. Nevertheless, any holder may enforce the payment of the principal of and interest on that holder’s Senior Demand Notes upon a request therefor.
Concerning the Trustee
In addition to its agreement to serve as Trustee under the Indenture, U.S. Bank Trust Company, National Association serves as trustee under the indenture governing our Variable Rate Subordinated Debentures, and issues to us, and services, certain credit cards, on customary commercial terms and for which it receives customary fees. The Trustee maintains its principal corporate trust office at 2 Concourse Parkway, Suite 800, Atlanta, Georgia 30328-5588.
Evidence to be Furnished to the Trustee
The Indenture provides that, upon any application or request by us to the Trustee to act, we will provide the Trustee an officer’s certificate and an opinion of counsel stating that any necessary conditions precedent have been met. Before the Trustee acts, it may also require satisfactory indemnification as provided in the Indenture. Within 120 days after the end of each fiscal year, we are required to deliver to the Trustee an officer’s certificate stating whether or not, to the knowledge of the signer, we are in default in the performance of any covenant, agreement or condition in the Indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by us to remedy such default.

LEGAL MATTERS
The validity of the issuance of the Senior Demand Notes being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of 1st Franklin Financial Corporation for the year ended December 31, 2021 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, and other information, with the SEC. The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the following:
(a)the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 31, 2022.
(b)the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 16, 2022.
(c)the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed on August 15, 2022.
(d)the Company's Current Report on Form 8-K filed on November 14, 2022.

(e)the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 14, 2022.
Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:
•in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or
•a statement contained in any prospectus supplement relating to the offering of Senior Demand Notes.
Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any prospectus supplement, except as modified or superseded. Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each prospectus supplement hereto is qualified in its entirety by the information appearing in the documents incorporated by reference.
Copies of documents incorporated by reference will be provided without charge upon request to our Corporate Secretary at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800) 282-0709. You can also access any of these filings free of charge at our website http://www.1ffc.com. Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus and any applicable prospectus supplement in deciding whether to invest in Senior Demand Notes.

REPORTS TO SECURITY HOLDERS
We provide each security holder with our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm. We also provide each security holder with a copy of our most recent quarterly report, once filed with the SEC, containing certain unaudited financial and other information of the Company. Each of these reports for the current year are also available on our website at http://www.1ffc.com. Information contained on our website does not constitute part of, and is not incorporated by reference into, this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus and any applicable prospectus supplement in deciding whether to invest in Senior Demand Notes.